EXHIBIT 99.1

Yamana Gold Increases Reserve Grade, Significantly Increases Reserves and Announces Further Positive Exploration Results at Jacobina Mine

TORONTO, Sept. 05, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) announces updated mid-year mineral reserve and mineral resource estimates for the Jacobina mine with mineral reserves, after depletion from production for the six-month period of 2019, of 2,279,000 ounces of gold, representing an increase of 8.6% versus year-end 2018. In addition, mineral reserve grade increased by 2.6%, which is a second straight year of mineral reserve grade increase. From year-end 2017, overall mineral reserve grade has increased by 5.3%. The mineral reserve estimate and mineral reserve grade increase provides a stable platform for expanded long-term production and free cash flow generation.

The Company is also today providing an exploration update for Jacobina demonstrating strong growth in total contained and future potential ounces. The Canavieiras and Morro do Vento areas have yielded excellent new drill intercepts and are expected to continue providing new resources at higher than life-of-mine (“LOM”) grades.

Jacobina represents a meaningful and high quality operation with substantial long life and a significant production platform, which should further improve with additional exploration and with a planned phased expansion (see below). Jacobina is now a significant contributor to Yamana’s net asset value, EBITDA, cash flow, and free cash flow.

Mineral Reserve Highlights

  Increased proven and probable mineral reserves to 2.28 million ounces, an 8.6% increase from year-end 2018, with grade increased to 2.40 grams per tonne (g/t), representing a 2.6% increase from year-end 2018, and the second year in a row of mineral reserve grade increases, for an overall increase of 5.3% since year-end 2017.

Exploration Highlights

  The Canavieiras and Morro do Vento sectors continue to provide high grade, wide intervals of mineralization indicating excellent potential for mineral reserve and mineral resource growth at better than LOM grades.
  The João Belo Sur area has demonstrated excellent potential for long-term mineral resource growth immediately adjacent to the existing João Belo mine, historically the most important producer at Jacobina.

(All amounts are expressed in United States Dollars unless otherwise indicated.)

Mineral Reserves and Mineral Resources

The improvement in mineral reserves and reserve grade in the mid-year updated mineral reserves at Jacobina supports annual gold production above the 170,000 ounces as previously guided after the completion of Phase 1 and further supports the potential of Phase 2, which would see production increase above 225,000 ounces per year. Further information on the Jacobina phased expansion plan can be found in the Yamana press release issued June 27, 2019, available at www.yamana.com, or by clicking on the following link.

Jacobina has a strong track record of mineral reserves replacement with the rate of replacement exceeding the rate of depletion by more than three times. New mineral reserve additions are at an average grade of 2.86 g/t and are resulting in higher quality additions to mineral reserve ounces than the ounces being depleted from production. New mineral reserves are the result of infill drilling, contributing 36% of the new mineral reserve ounces, and the remaining 64% as a result of modelling additional reefs.

Implementation of the Phase 1 expansion remains ahead of schedule and the pre-feasibility study (“PFS”) for the Phase 2 expansion is on track for completion in the first quarter of 2020.

Figure 1: Jacobina Mineral Reserves Evolution
https://www.globenewswire.com/NewsRoom/AttachmentNg/ee34922b-6b61-42e0-a843-e51f71225a7a

Mineral resources are relatively unchanged from year-end 2018. However, the total mineral resources do not fully reflect the exploration and infill drilling success of the past six months. The Company expects that current infill drilling will result in improved grades for measured and indicated mineral resources at year end.

Table 1: Mineral Reserve Statement, Jacobina

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable

	Tonnage	Grade	Contained oz.	Tonnes	Grade	Contained oz.	Tonnes	Grade	Contained oz.
	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)
Gold	19,451	2.39	1,489	10,173	2.41	790	29,588	2.40	2,279

Table 2: Mineral Resource Statement, Jacobina

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Gold	28,781	2.38	2,203	13,086	2.59	1,089	41,867	2.45	3,292

	Inferred Mineral Resources

	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Gold	11,998	2.58	995

Mineral Reserve and Mineral Resource Reporting Notes

Mineral Reserves	Mineral Resources
The initial design was based on economic cut-off grades by zone, ranging from 1.12 g/t Au to 1.30 g/t Au.  Cut-off grades are estimated using an average long-term gold price of $1,250 per ounce, and variable operating costs by zone of between $42.60/t and $49.52/t.  Lower grade stopes were then excluded from the life of mine plan to optimize the cash flow model.  A minimum mining width of 3.0 metres was used. Bulk density varies from 2.59 t/m3 to 2.68 t/m3. Mineral reserves are stated at a mill feed reference point and include for diluting material and mining losses.
Mineral resources are estimated at a cut-off grade of 1.0 g/t of gold based on a long-term price of $1,500/oz of gold, an average operating cost of $45.20/tonne, and a total recovery of 96.0%. A minimum mining width of 1.5 metres was used, and results are reported inclusive of internal dilution. Composite samples were generated for each respective mineralized solid. Capping was applied on the composite data.
  CIM (2014) definitions were followed for mineral reserves and mineral resources.
  All mineral resources are reported exclusive of mineral reserves.
  Mineral resources which are not mineral reserves do not have demonstrated economic viability.
  Mineral reserves and mineral resources are reported as of June 30, 2019.
  Due to rounding, numbers may not add precisely to the totals.
  Mineral reserves have been validated by Scott Ladd, (P. Eng.) a full-time employee of RPA Inc. and a Qualified Person as defined by National Instrument 43-101. Mineral resources have been validated by Reno Pressacco, (P. Geo.) a full-time employee of RPA Inc., and a Qualified Person as defined by National Instrument 43-101.

Exploration Update

For the last two years, exploration at Jacobina has focused on defining the location and plunge of higher-grade shoots in the mine to support a grade-based increase in production. At year-end 2018, Yamana announced a 3% increase in grade over 2017 mineral reserves and the mid-year mineral reserve and mineral resource update provides a further 2.6% increase in overall mineral reserve grade. The higher-grade sectors of the mine continue to add significant mineral resources at the new LOM grades or higher. The Canavieiras and Morro do Vento sectors have the highest-grade mineral reserves and these high grade zones continue to grow with numerous high-grade width intervals adjacent to existing mine infrastructure. Tables 3 and 4 provide highlights of recent drilling at Canavieiras and Morro do Vento. For additional details and complete drill results, refer to the Company’s website at www.yamana.com or click on the following link.

Table 3: Canavieiras New Drill Intercepts, Selected for Intervals Greater Than 2.5 g/t Au Over Diluted Width of 3 Metres

Hole	Sector	Including	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)
CANEX19	Central		84.00	86.00	2.00	1.33	41.70
CANEX20	Central		261.60	269.27	7.67	5.15	3.79
		incl.	262.10	265.00	2.90	1.95	8.58
			287.15	299.48	12.33	8.29	3.09
		incl.	287.15	293.50	6.35	4.27	4.33
			315.08	322.62	7.54	5.07	7.69
		incl.	315.08	319.18	4.10	2.76	12.48
CANEX21	Central		157.00	163.00	6.00	5.13	4.82
			237.20	242.60	5.40	4.61	14.01
CANEX23	Central		37.46	39.33	1.87	1.80	9.42
CANEX24	Sul		0.00	19.48	19.48	3.99	2.83
		incl.	0.00	8.24	8.24	1.69	5.19
CANEX29	Norte		227.50	232.00	4.50	4.03	3.86
			170.80	185.34	14.54	11.98	5.24
CANEX29	Norte	incl.	177.17	185.34	8.17	6.74	6.75
CANEX31	Central		215.90	222.33	6.43	4.64	6.92
		incl.	215.90	217.46	1.56	1.53	22.44
			228.60	231.87	3.27	2.11	6.37
		incl.	229.20	231.87	2.67	2.61	7.24
CANEX33	Sul		68.84	71.00	2.16	1.41	25.66
CANEX34	Sul		54.00	68.85	14.85	10.49	6.36
		incl.	59.50	62.00	2.50	1.77	10.00
CANEX35	Sul		42.34	49.25	6.91	1.60	11.40
CANEX36	Sul		150.91	155.55	4.64	1.28	9.16
CANEX37	Sul		133.71	140.82	7.11	1.37	8.12
	Norte	incl.	136.33	140.82	4.49	3.89	11.55
			153.00	155.55	2.55	2.21	16.32
CANEX43	Norte		236.37	243.56	7.19	4.34	9.13
		incl.	238.50	243.56	5.06	3.05	12.26

Figure 2: LU Reef Long Section Canavieiras View Looking West
https://www.globenewswire.com/NewsRoom/AttachmentNg/f415808c-8568-4e95-9102-2ee1785a40d2

Table 4: Moro do Vento New Drill Intercepts, Selected for Intervals Greater Than 2.5 g/t Au Over Diluted Width of 3 Metres

Hole	Including	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)
MVT1617		137.96	139.17	1.21	1.21	38.69
		140.58	149.50	8.92	8.90	4.47
	incl.	140.58	144.00	3.42	3.41	8.93
MVT1624		55.91	57.00	1.09	1.09	17.48
		57.25	61.00	3.75	3.74	4.57
MVTEX25		186.25	193.35	7.10	6.84	2.81
MVTEX26		161.68	178.34	16.66	14.26	2.33
MVTEX28		153.63	164.87	11.24	11.19	3.14
	incl.	153.60	158.10	4.50	4.48	5.24
MVT1626		57.16	60.50	3.34	3.17	5.90
MVT1628		96.50	99.61	3.11	1.87	8.78

Figure 3: Main Reef Long Section Morro do Vento View Looking West
https://www.globenewswire.com/NewsRoom/AttachmentNg/a5ddbafd-27c4-4ac2-ab9f-8b2e8d0cf6af

Exploration continues to ensure the long-term production profile of the Jacobina mine by consistently adding new mineral reserves and mineral resources that significantly exceed production depletion. Several new sectors of the mine complex are currently being explored. Compilation of data and surface exploration in the João Belo Sur area shows excellent long-term potential adjacent to the João Belo mine, historically the most productive mine in the complex. Drilling is underway from a number of surface locations to add inferred mineral resources to the mine inventory.

Figure 4: LMPC Reef Long Section João Belo View Looking West
https://www.globenewswire.com/NewsRoom/AttachmentNg/1e05c995-b6da-491d-afc8-e4e0dff00bde

Qualified Persons
Scientific and technical information contained in this press release has been reviewed and approved by Henry Marsden (P. Geo. and Senior Vice President, Exploration). Mr. Marsden is an employee of Yamana Gold Inc. and a “Qualified Person” as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward‐looking statements” and “forward‐looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward‐looking information includes, but is not limited to information with respect to the Company's strategy, plans or future exploration, development and operational performance; expanded long term production and free cash flow generation from Jacobina; expected new resources at higher than life-of-mine grades; improvement in mineral reserve and reserve grades at mid-year; the implementation of Phase 1 expansion and the completion of the pre-feasibility study for the Phase 2 expansion in the first quarter of 2020; and new mineral reserves and mineral resources continuing to significantly exceed production depletion. Forward‐looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward‐looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward‐looking statements. These factors include the Company's expectations in connection with plans to continue to build on the Company’s existing base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas; as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40‐F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward‐looking statements, including market conditions, share price and best use of available cash, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward‐looking statements. The forward‐looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected plans and objectives in connection with Jacobina and may not be appropriate for other purposes.